Exhibit 1.01 to Form SD

Conflict Minerals Report
For the Calendar Year Ended December 31, 2024

Except as otherwise indicated, all references in this report to “the Company,” “we,” “our” and “us” refer to ICU Medical, Inc. and its consolidated subsidiaries.

Conflict Minerals Disclosure

During the Reporting Period, the Company was engaged in the development, manufacture and sale of innovative medical products used in infusion therapy, vascular access, and vital care applications. ICU's product portfolio includes ambulatory, syringe, and large volume IV pumps and safety software; dedicated and non-dedicated IV sets, needle free IV connectors, peripheral IV catheters, and sterile IV solutions; closed system transfer devices and pharmacy compounding systems; as well as a range of respiratory, anesthesia, patient monitoring, and temperature management products.

Rule 13p-1 of the Securities Exchange Act and Form SD thereunder (the “Conflict Minerals Rule”), requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

Reasonable Country of Origin Inquiry

The Company performed an investigation into the content of all of its purchased and contract manufactured materials to determine whether or not any of these contain conflict minerals. We analyzed our products and determined that gold, tantalum and tin are in certain raw material and/or components used in our products.

As a result, the Company performed, in good faith, a reasonable country-of-origin inquiry (“RCOI”) designed to determine whether the gold, tantalum and tin contained in its products originated in the Covered Countries during the Reporting Period. For the Reporting Period, the Company received responses from 64% and completed surveys from 49% of the suppliers contacted. Review of the surveys indicated that some of the conflict minerals used in the products they manufacture originated from smelters in the covered countries.

The RCOI involved identifying “high risk” suppliers with whom we needed to engage, based on the probability that the raw materials, components, or finished product they supplied may contain conflict minerals. “High risk suppliers” are suppliers that supply raw materials, components, or finished products that we determine have the highest risk of containing conflict minerals, based on our review of the category of items supplied by the suppliers. Our risk evaluation included the following steps: (1) review a list of items procured during the reporting period and (2) identify items in such list that may contain conflict minerals, based on a review of the item’s category (e.g., electronics and metal components were considered to have a high risk of containing conflict minerals; whereas, pharmaceutical ingredients and paper/label suppliers were considered to have low risk of containing conflict minerals). We then contacted the “high risk” suppliers to request the country-of-origin of the conflict minerals that may be present in the materials and/or components and/or finished products they supplied. For the Reporting Period, we sent a supplier survey to our “high risk suppliers.” We used the Conflict Minerals Reporting Template, developed by the Responsible Minerals Initiative, to survey our suppliers (the “Survey”).

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of conflict minerals contained in the raw materials and/or components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers. Our disclosures in this report are based on the information we received from our suppliers.

Due Diligence Results

For the Reporting Period, the Company surveyed 104 "high risk suppliers" and received responses from 67 of the suppliers surveyed. Twenty two suppliers confirmed the use of gold, tin, or tantalum. Of the 22 suppliers, 13 suppliers indicated sources in the Covered Countries or sources were unknown. Of the 13 suppliers, 3 were able to confirm the sources of the conflict minerals with the remaining 10 suppliers indicating that the status of some of the sources were unknown.

Additional Due Diligence Efforts:

1.Engage with suppliers and, as necessary, follow up multiple times to increase the response rate and request additional detail regarding the supplier survey responses. We inform our suppliers about the Conflict Minerals Rule, and direct current, and will direct future, suppliers to our Supplier Code of Conduct.
2.Inclusion of a stipulation in the terms and conditions of all purchase orders, each of which is acknowledged by our vendors, that the vendor is in compliance with the Conflict Minerals Rule.

Forward Looking Statements

Statements relating to due diligence improvements are forward-looking in nature and are based on ICU Medical management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of ICU Medical’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.